FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.	**0001199474**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 17, 2005, Series 2005-4	**333-112223**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

__

Name of Person Filing the Document
(If Other than the Registrant)


05064454



PROCESSED
AUG 2 3 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:________________________
Name: Marina Tukhin
Title: Vice President



By:________________________
Name:
Title: **SUSAN VALENTI**
DIRECTOR

Dated: August 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records

Balance: 300,334,293

Deutsche Bank @

Summary Statistics

Number of Loans: 1,278
Total Current Balance: 300,334,293.47
Maximum Balance: 1,783,180.11
Minimum Balance: 27,959.33
Average Current Balance: 235,003.36
Weighted Average Coupon: 6.557
Maximum Coupon: 10.875
Minimum Coupon: 5.625
Weighted Average Original Term: 359.22
Weighted Average Original IO Term: 94.49
Weighted Average Remaining Term: 357.30
Weighted Average Seasoning: 1.93
Top 5 States: CA(29%),FL(14%),NY(13%),NJ(6%),TX(5%)
Top 5 Zip Codes: 77024(1%),83814(0%),90211(0%),33133(0%),91107(0%)
Weighted Average FICO Score: 714.9
Weighted Average Orig CLTV: 75.73
Weighted Average Orig Frequency CLTV: 80.78
% of portfolio with CLTV over 80%: 11.25
% of portfolio with CLTV over 80% & no MI: 0.00
% with LPMI: 2.31
Weighted Average LPMI: 1.121
% of portfolio Conforming: 58.91
% of portfolio Jumbo: 41.09
% of portfolio with Full/Alt Docs: 16.98
% Owner Occupied: 73.2
% Fixed Rate: 100.0
% IO: 28.67
% Seconds: 0.0
% of Total Pool - Simultaneous Seconds: 33.5
latest maturity: 2035-08-01
latest first payment: 2005-09-01

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
GREENPOINT	598	143,199,873.96	47.68
IMPAC	387	99,411,161.99	33.10
MORTGAGE IT	76	18,228,209.01	6.07
NATCITY	64	10,468,828.98	3.49
PINNACLE DIRECT	66	10,268,950.87	3.42
FIRST FINANCIAL EQ	32	7,977,756.56	2.66
PINNACLE FINANCIAL	41	7,129,657.82	2.37
UNIVERSAL AMERICAN	14	3,649,854.28	1.22
Total:	1,278	300,334,293.47	100.00

Servicer	Number of Loans	Current Principal Balance	% of Current Principal Balance
GMAC	616	146,665,590.53	48.83
GREENPOINT	598	143,199,873.96	47.68
NATCITY	64	10,468,828.98	3.49
Total:	1,278	300,334,293.47	100.00

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
20,000.01 - 40,000.00	13	466,645.23	0.16
40,000.01 - 60,000.00	57	2,992,437.64	1.00
60,000.01 - 80,000.00	81	5,776,096.47	1.92
80,000.01 - 100,000.00	87	7,877,600.06	2.62
100,000.01 - 120,000.00	102	11,217,151.08	3.73
120,000.01 - 140,000.00	117	15,232,235.52	5.07
140,000.01 - 160,000.00	115	17,279,348.87	5.75
160,000.01 - 180,000.00	86	14,667,349.29	4.88
180,000.01 - 200,000.00	76	14,501,420.30	4.83
200,000.01 - 300,000.00	201	49,667,631.55	16.54
300,000.01 - 400,000.00	140	48,728,572.01	16.22
400,000.01 - 500,000.00	107	48,208,545.47	16.05
500,000.01 - 600,000.00	54	29,773,993.38	9.91
600,000.01 - 700,000.00	25	16,018,378.82	5.33
700,000.01 - 800,000.00	5	3,685,505.17	1.23
800,000.01 - 900,000.00	3	2,627,343.48	0.87
900,000.01 - 1,000,000.00	3	2,893,405.50	0.96
1,000,000.01 >=	6	8,720,633.63	2.90
Total:	1,278	300,334,293.47	100.00

Minimum: 27,959.33
Maximum: 1,783,180.11
Average: 235,003.36

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
20,001 - 40,000	13	466,645.23	0.16
40,001 - 60,000	57	2,992,437.64	1.00
60,001 - 80,000	81	5,776,096.47	1.92
80,001 - 100,000	87	7,877,600.06	2.62
100,001 - 120,000	102	11,217,151.08	3.73
120,001 - 140,000	117	15,232,235.52	5.07
140,001 - 160,000	114	17,119,527.06	5.70
160,001 - 180,000	86	14,647,312.57	4.88
180,001 - 200,000	77	14,681,278.83	4.89
200,001 - 300,000	201	49,667,631.55	16.54
300,001 - 400,000	140	48,728,572.01	16.22
400,001 - 500,000	107	48,208,545.47	16.05
500,001 - 600,000	52	28,576,548.67	9.51
600,001 - 700,000	27	17,215,823.53	5.73
700,001 - 800,000	5	3,685,505.17	1.23
800,001 - 900,000	3	2,627,343.48	0.87
900,001 - 1,000,000	2	1,895,498.60	0.63
1,000,001 >=	7	9,718,540.53	3.24
Total:	1,278	300,334,293.47	100.00

Minimum: 28,000.00
Maximum: 1,785,000.00
Average: 235,322.83
Total: 300,742,577.03

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.500 - 5.999	103	36,036,457.74	12.00
6.000 - 6.499	391	122,864,718.35	40.91
6.500 - 6.999	394	77,187,873.91	25.70
7.000 - 7.499	212	34,145,469.36	11.37
7.500 - 7.999	126	22,440,305.09	7.47
8.000 - 8.499	32	5,090,896.16	1.70
8.500 - 8.999	12	1,394,673.61	0.46
9.000 - 9.499	2	399,165.69	0.13
9.500 - 9.999	3	412,367.25	0.14
10.000 - 10.499	2	263,365.09	0.09
10.500 - 10.999	1	99,001.22	0.03
Total:	1,278	300,334,293.47	100.00

Minimum: 5.625
Maximum: 10.875
Weighted Average: 6.557

Original Terms (mos.)	Number of Loans	Current Principal Balance	% of Current Principal Balance
181 - 240	8	1,944,024.27	0.65
301 - 360	1,270	298,390,269.20	99.35
Total:	1,278	300,334,293.47	100.00

Minimum: 240
Maximum: 360
Weighted Average: 359.22

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% of Current Principal Balance
181 - 240	8	1,944,024.27	0.65
301 - 360	1,270	298,390,269.20	99.35
Total:	1,278	300,334,293.47	100.00

Minimum: 237
Maximum: 360
Weighted Average: 357.30

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Seasoning (mos.)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0	3	878,400.00	0.29
1	421	116,975,877.19	38.95
2	487	109,216,099.28	36.36
3	303	59,672,083.76	19.87
4	44	9,074,632.07	3.02
5	10	2,573,149.92	0.86
6	4	721,600.19	0.24
7	2	380,224.79	0.13
8	2	292,218.16	0.10
11	1	435,286.09	0.14
12	1	114,722.02	0.04
Total:	1,278	300,334,293.47	100.00

Minimum: 0
Maximum: 12
Weighted Average: 1.93

Lien Position	Number of Loans	Current Principal Balance	% of Current Principal Balance
1st Lien	1,278	300,334,293.47	100.00
Total:	1,278	300,334,293.47	100.00

First Liens with Junior Liens	Number of Loans	Current Principal Balance	% of Current Principal Balance
N	876	199,766,606.25	66.51
Y	402	100,567,687.22	33.49
Total:	1,278	300,334,293.47	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 50.00	63	11,508,672.38	3.83
50.01 - 55.00	31	9,506,873.82	3.17
55.01 - 60.00	39	13,930,074.10	4.64
60.01 - 65.00	39	10,242,491.77	3.41
65.01 - 70.00	91	28,321,267.15	9.43
70.01 - 75.00	105	29,063,276.13	9.68
75.01 - 80.00	716	163,979,121.62	54.60
80.01 - 85.00	15	2,237,321.38	0.74
85.01 - 90.00	70	12,948,082.96	4.31
90.01 - 95.00	80	14,907,988.99	4.96
95.01 - 100.00	29	3,689,123.17	1.23
Total:	1,278	300,334,293.47	100.00

Minimum: 13.33
Maximum: 100.00
Weighted Average by Original Balance: 75.73
Weighted Average by Current Balance: 75.73

Combined Original Loan-to-Value Ratio (%) (Including Simultaneous Seconds)	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 50.00	59	10,974,593.26	3.65
50.01 - 55.00	29	8,828,552.49	2.94
55.01 - 60.00	35	12,331,705.13	4.11
60.01 - 65.00	31	8,353,251.79	2.78
65.01 - 70.00	52	14,195,293.08	4.73
70.01 - 75.00	86	24,664,550.02	8.21
75.01 - 80.00	412	96,568,618.59	32.15
80.01 - 85.00	28	7,627,170.68	2.54
85.01 - 90.00	188	48,675,567.18	16.21
90.01 - 95.00	186	36,915,087.42	12.29
95.01 - 100.00	172	31,199,903.83	10.39
Total:	1,278	300,334,293.47	100.00

Minimum: 13.33
Maximum: 100.00
Weighted Average by Original Balance: 80.77
Weighted Average by Current Balance: 80.78

Geographic Distribution by State	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	236	87,166,340.56	29.02
Florida	214	40,936,706.48	13.63
New York	115	39,451,948.84	13.14
New Jersey	70	18,370,088.60	6.12
Texas	101	15,270,298.91	5.08
Virginia	42	10,738,831.10	3.58
Washington	39	8,777,464.54	2.92
Massachusetts	28	7,037,073.19	2.34
Oregon	37	6,776,709.27	2.26
Arizona	34	6,232,507.75	2.08
Other	362	59,576,324.23	19.84
Total:	1,278	300,334,293.47	100.00

Geographic Distribution by MSA	Number of Loans	Current Principal Balance	% of Current Principal Balance
Los Angeles-Long Beach CA PMSA	70	30,408,568.32	10.12
New York NY PMSA	66	28,143,801.38	9.37
Rural	71	14,499,234.58	4.83
Miami FL PMSA	40	10,463,579.69	3.48
Riverside-San Bernardino CA PMSA	35	9,618,530.32	3.20
Orange County CA PMSA	19	8,972,017.88	2.99
Nassau-Suffolk NY PMSA	27	8,815,481.99	2.94
Washington DC-MD-VA-WV PMSA	25	8,699,986.94	2.90
Orlando FL MSA	39	6,714,942.65	2.24
Boston MA-NH NECMA	24	6,549,557.27	2.18
Other	862	167,448,592.45	55.75
Total:	1,278	300,334,293.47	100.00

Number of States Represented: 47

Adjustment Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Fixed Rate	1,278	300,334,293.47	100.00
Total:	1,278	300,334,293.47	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Fixed - 20 Year	5	1,160,474.27	0.39
Fixed - 30 Year	950	213,057,470.16	70.94
Fixed - 30 Year IO	320	85,332,799.04	28.41
F20-IO	3	783,550.00	0.26
Total:	1,278	300,334,293.47	100.00

IO Terms	Number of Loans	Current Principal Balance	% of Current Principal Balance
0	955	214,217,944.43	71.33
60	125	36,615,986.00	12.19
120	198	49,500,363.04	16.48
Total:	1,278	300,334,293.47	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	747	178,924,149.00	59.57
PUD	182	42,482,476.97	14.15
2 Family	112	26,218,142.19	8.73
Condo	120	24,351,107.17	8.11
3 Family	44	10,394,208.60	3.46
4 Family	33	9,748,259.52	3.25
Townhouse	28	6,357,564.00	2.12
Co-op	11	1,579,911.25	0.53
CONDOTEL	1	278,474.77	0.09
Total:	1,278	300,334,293.47	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	792	219,851,189.65	73.20
Investment	460	74,149,282.92	24.69
Second Home	26	6,333,820.90	2.11
Total:	1,278	300,334,293.47	100.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records

Balance: 300,334,293

Deutsche Bank

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	745	173,062,867.44	57.62
Refinance - Cashout	422	99,363,403.22	33.08
Refinance - Rate Term	111	27,908,022.81	9.29
Total:	1,278	300,334,293.47	100.00

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Stated Documentation	792	204,909,951.60	68.23
Full	261	51,009,052.16	16.98
No Documentation	149	28,224,632.02	9.40
No Ratio	55	11,190,779.53	3.73
No Income/No Asset	19	4,552,320.60	1.52
Lite	2	447,557.56	0.15
Total:	1,278	300,334,293.47	100.00

Appraisal Type (S&P)	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full	1,278	300,334,293.47	100.00
Total:	1,278	300,334,293.47	100.00

Credit Grade	Number of Loans	Current Principal Balance	% of Current Principal Balance
	1,278	300,334,293.47	100.00
Total:	1,278	300,334,293.47	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
540 - 559	1	94,747.15	0.03
580 - 599	3	552,679.43	0.18
600 - 619	7	914,637.50	0.30
620 - 639	79	16,420,572.05	5.47
640 - 659	105	23,213,335.51	7.73
660 - 679	145	28,689,342.11	9.55
680 - 699	210	45,033,642.89	14.99
700 - 719	210	51,572,769.04	17.17
720 - 739	156	39,131,567.37	13.03
740 - 759	125	30,439,770.18	10.14
760 - 779	130	37,610,842.72	12.52
780 - 799	78	20,734,820.85	6.90
800 >=	29	5,925,566.67	1.97
Total:	1,278	300,334,293.47	100.00

Minimum: 552
Maximum: 820
Weighted Average: 714.9
% UPB missing FICOs: 0.0

Back Ratio	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 0.00	297	62,331,758.70	20.75
0.01 - 5.00	10	1,570,486.84	0.52
5.01 - 10.00	2	270,970.31	0.09
10.01 - 15.00	15	2,575,323.88	0.86
15.01 - 20.00	32	7,599,342.67	2.53
20.01 - 25.00	64	14,106,751.32	4.70
25.01 - 30.00	106	23,002,796.99	7.66
30.01 - 35.00	193	40,583,680.18	13.51
35.01 - 40.00	269	70,134,837.20	23.35
40.01 - 45.00	178	47,754,050.22	15.90
45.01 - 50.00	91	24,895,124.94	8.29
50.01 - 55.00	15	4,397,775.24	1.46
55.01 - 60.00	3	484,698.56	0.16
60.01 - 65.00	3	626,696.42	0.21
Total:	1,278	300,334,293.47	100.00

Minimum: 0.01
Maximum: 64.36
Weighted Average: 36.24

Prepayment Penalty Flag	Number of Loans	Current Principal Balance	% of Current Principal Balance
N	613	165,995,044.51	55.27
Y	665	134,339,248.96	44.73
Total:	1,278	300,334,293.47	100.00

Prepayment Penalty Detail	Number of Loans	Current Principal Balance	% of Current Principal Balance
1% of orig. bal	1	321,401.93	0.11
1% of orig. bal - Soft	27	2,154,256.13	0.72
1% of orig. bal- Hard	4	427,656.97	0.14
1% of 80%	1	248,725.87	0.08
1% of 80% - Hard	3	242,174.87	0.08
1% of 80% - Soft	5	244,868.38	0.08
2 mos of 66%	3	628,201.79	0.21
2 mos of 66.6% - Hard	3	463,751.33	0.15
2 mos of 66.6% - Soft	3	652,348.41	0.22
2% of 80% - Hard	11	3,108,401.57	1.03
2% of 80% - Soft	5	916,834.05	0.31
2% of 80% - (Hard12mo/Soft)	3	342,400.00	0.11
2% of UPB - Hard	3	391,245.07	0.13
2% of UPB - Soft	5	846,024.84	0.28
3 mos -SOFT	1	84,000.00	0.03
5% of UPB - Hard	1	101,800.00	0.03
5%/4%/3%/2%/1% - Hard	2	127,450.99	0.04
6 mos of 80%	127	21,515,450.53	7.16
6 mos of 80% - Hard	201	59,798,649.76	19.91
6 mos of 80% - Soft	248	39,749,432.83	13.24
6 mos of 80% - (Hard12mo/Soft)	7	1,659,487.82	0.55
6 mos of 80% - (Hard6mo/Soft)	1	314,685.82	0.10
None	613	165,995,044.51	55.27
Total:	1,278	300,334,293.47	100.00

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
0	613	165,995,044.51	55.27
6	1	278,474.77	0.09
12	134	37,083,986.78	12.35
24	51	12,503,728.98	4.16
30	1	321,401.93	0.11
36	218	44,216,207.79	14.72
42	2	246,788.13	0.08
60	258	39,688,660.58	13.21
Total:	1,278	300,334,293.47	100.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records
Balance: 300,334,293

Deutsche Bank

Summary Statistics

As-of / Cut-off Date: 20050801
Delinquency / Cut-off Date: 20050731
Number of Loans: 1,278
Total Current Balance: 300,334,293.47
Maximum Balance: 1,783,180.11
Minimum Balance: 27,959.33
Average Current Balance: 235,003.36
Weighted Average Current Balance: 370,016.08
Weighted Average Coupon: 6.557
Weighted Average Lender Paid MI: 0.026
Weighted Average Net Coupon: 6.281
Maximum Coupon: 10.875
Minimum Coupon: 5.625
Weighted Average Original Term: 359.22
Non-Zero Weighted Average Original IO Term: 94.49
Weighted Average Remaining Term: 357.30
Weighted Average Seasoning: 1.93
Top 5 States: CA(29%),FL(14%),NY(13%),NJ(6%),TX(5%)
Top 5 Zip Codes: 77024(1%),83814(0%),90211(0%),33133(0%),91107(0%)
Non-Zero Weighted Average FICO Score: 714.9
Weighted Average Orig CLTV: 75.73
Weighted Average Orig Frequency CLTV: 80.78
% of portfolio with CLTV over 80%: 11.25
% of portfolio with CLTV over 80% & no MI: 0.00
% with LPMI: 2.31
Non-Zero Weighted Average LPMI: 1.121
% of portfolio Conforming: 58.91
% of portfolio Jumbo: 41.09
% of portfolio with Full/Alt Docs: 16.98
% Owner Occupied: 73.2
% Fixed Rate: 100.0
% IO: 28.7
% Seconds: 0.0
% of Total Pool - Simultaneous Seconds: 33.5

Seller	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
GREENPOINT	143,199,873.96	47.68	598	46.79	239,464.67	6.540	360.00	358.36	1.64	75.85	80.18	721.5	13.4	73.3	100.0	19.0
IMPAC	99,411,161.99	33.10	387	30.28	256,876.39	6.599	358.99	357.11	1.89	74.00	81.13	699.8	11.7	74.1	100.0	44.3
MORTGAGE IT	18,228,209.01	6.07	76	5.95	239,844.86	6.172	357.86	354.78	3.07	72.06	77.27	735.7	37.7	82.7	100.0	44.9
NATCITY	10,468,828.98	3.49	64	5.01	163,575.45	6.293	360.00	356.84	3.16	83.31	87.60	732.7	56.5	61.5	100.0	0.0
PINNACLE DIRECT	10,268,950.87	3.42	66	5.16	155,590.16	7.268	360.00	357.65	2.35	86.55	86.93	704.6	14.7	57.0	100.0	13.6
FIRST FINANCIAL EQ	7,977,756.56	2.66	32	2.50	249,304.89	6.360	360.00	357.57	2.43	73.05	74.72	724.9	25.8	68.1	100.0	17.7
PINNACLE FINANCIAL	7,129,657.82	2.37	41	3.21	173,894.09	7.093	360.00	357.15	2.85	82.93	85.15	711.6	39.0	67.3	100.0	43.9
UNIVERSAL AMERICAN	3,649,854.28	1.22	14	1.10	260,703.88	6.129	334.24	333.24	1.00	76.40	80.02	726.0	28.0	100.0	100.0	21.5
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records
Balance: 300,334,293

Deutsche Bank

Servicer	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
GMAC	146,665,590.53	48.83	616	48.20	238,093.49	6.592	358.41	356.29	2.12	75.08	80.87	707.2	17.6	74.0	100.0	40.2
GREENPOINT	143,199,873.96	47.68	598	46.79	239,464.67	6.540	360.00	358.36	1.64	75.85	80.18	721.5	13.4	73.3	100.0	19.0
NATCITY	10,468,828.98	3.49	64	5.01	163,575.45	6.293	360.00	356.84	3.16	83.31	87.60	732.7	56.5	61.5	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records

Balance: 300,334,293

Deutsche Bank

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
20,000.01 - 40,000.00	466,645.23	0.16	13	1.02	35,895.79	7.280	360.00	358.05	1.95	77.53	85.28	722.0	21.4	15.6	100.0	0.0
40,000.01 - 60,000.00	2,992,437.64	1.00	57	4.46	52,498.91	7.149	360.00	357.96	2.04	77.01	78.85	701.3	32.8	18.8	100.0	5.0
60,000.01 - 80,000.00	5,776,096.47	1.92	81	6.34	71,309.83	7.128	360.00	358.04	1.96	74.58	78.14	701.8	22.6	26.3	100.0	17.4
80,000.01 - 100,000.00	7,877,600.06	2.62	87	6.81	90,547.13	7.120	360.00	357.90	2.10	77.28	82.37	708.3	30.9	41.8	100.0	18.2
100,000.01 - 120,000.00	11,217,151.08	3.73	102	7.98	109,972.07	6.918	358.76	356.57	2.19	78.75	85.48	711.0	26.8	48.3	100.0	27.2
120,000.01 - 140,000.00	15,232,235.52	5.07	117	9.15	130,190.05	6.950	359.01	356.89	2.12	77.62	83.62	708.6	29.0	58.9	100.0	25.5
140,000.01 - 160,000.00	17,279,348.87	5.75	115	9.00	150,255.21	6.825	358.89	356.60	2.29	78.28	83.14	713.4	19.2	58.0	100.0	29.0
160,000.01 - 180,000.00	14,667,349.29	4.88	86	6.73	170,550.57	6.760	360.00	357.91	2.09	78.79	84.37	707.8	18.7	63.9	100.0	23.2
180,000.01 - 200,000.00	14,501,420.30	4.83	76	5.95	190,808.16	6.650	360.00	357.58	2.42	77.15	82.71	699.4	27.3	64.7	100.0	19.9
200,000.01 - 220,000.00	8,364,738.01	2.79	40	3.13	209,118.45	6.621	360.00	357.73	2.27	75.85	82.50	701.3	25.2	70.1	100.0	32.5
220,000.01 - 240,000.00	10,345,912.41	3.44	45	3.52	229,909.16	6.664	360.00	357.87	2.13	76.32	81.08	701.8	13.3	66.8	100.0	29.0
240,000.01 - 260,000.00	12,830,909.52	4.27	51	3.99	251,586.46	6.519	355.42	353.41	2.01	72.90	77.17	711.8	15.7	70.5	100.0	29.3
260,000.01 - 280,000.00	11,420,905.26	3.80	42	3.29	271,926.32	6.621	360.00	358.07	1.93	77.69	85.24	710.6	11.9	73.7	100.0	37.9
280,000.01 - 300,000.00	6,705,166.35	2.23	23	1.80	291,528.97	6.297	360.00	357.97	2.03	75.37	78.83	711.5	13.1	74.1	100.0	26.1
300,000.01 - 320,000.00	12,166,101.15	4.05	39	3.05	311,951.31	6.577	360.00	358.16	1.84	75.44	80.19	714.1	7.7	79.6	100.0	25.6
320,000.01 - 340,000.00	9,609,221.16	3.20	29	2.27	331,352.45	6.403	355.93	354.07	1.86	77.60	84.79	701.5	10.5	93.1	100.0	41.7
340,000.01 - 360,000.00	8,158,679.25	2.72	23	1.80	354,725.18	6.433	354.95	352.99	1.96	72.44	78.01	712.9	4.4	78.0	100.0	12.9
360,000.01 - 380,000.00	7,817,810.54	2.60	21	1.64	372,276.69	6.420	360.00	358.15	1.85	77.18	85.07	712.4	4.8	90.7	100.0	33.4
380,000.01 - 400,000.00	10,976,759.91	3.65	28	2.19	392,027.14	6.429	355.80	353.95	1.86	76.05	80.00	710.5	17.7	78.5	100.0	32.1
400,000.01 - 420,000.00	9,452,074.86	3.15	23	1.80	410,959.78	6.372	360.00	358.48	1.52	79.29	83.47	713.2	17.4	100.0	100.0	30.5
420,000.01 - 440,000.00	8,614,370.50	2.87	20	1.56	430,718.53	6.431	360.00	357.55	2.45	75.28	82.05	716.6	10.0	90.0	100.0	25.2
440,000.01 - 460,000.00	10,814,425.11	3.60	24	1.88	450,601.05	6.416	360.00	358.25	1.75	72.54	75.73	728.6	20.9	83.4	100.0	25.0
460,000.01 - 480,000.00	8,009,710.82	2.67	17	1.33	471,159.46	6.330	360.00	358.47	1.53	77.66	83.06	729.3	11.7	88.4	100.0	29.5
480,000.01 - 500,000.00	11,317,964.18	3.77	23	1.80	492,085.40	6.246	360.00	358.43	1.57	77.48	79.87	742.1	8.7	82.7	100.0	21.8
500,000.01 - 520,000.00	5,668,704.73	1.89	11	0.86	515,336.79	6.217	360.00	358.64	1.36	77.59	82.15	705.4	9.0	90.8	100.0	27.2
520,000.01 - 540,000.00	7,958,805.55	2.65	15	1.17	530,587.04	6.463	360.00	358.47	1.53	75.97	80.31	723.2	20.0	73.3	100.0	26.7
540,000.01 - 560,000.00	4,408,812.95	1.47	8	0.63	551,101.62	6.216	360.00	358.00	2.00	73.06	73.06	743.2	25.0	87.7	100.0	0.0
560,000.01 - 580,000.00	3,440,967.26	1.15	6	0.47	573,494.54	6.187	360.00	358.67	1.33	77.74	81.40	745.7	16.7	83.7	100.0	33.5
580,000.01 - 600,000.00	8,296,702.89	2.76	14	1.10	592,621.64	6.383	360.00	357.57	2.43	72.69	78.25	729.9	7.0	85.8	100.0	21.2
600,000.01 - 620,000.00	3,668,999.49	1.22	6	0.47	611,499.92	6.230	360.00	358.67	1.33	72.51	76.70	698.2	33.1	83.4	100.0	33.8
620,000.01 - 640,000.00	2,505,516.01	0.83	4	0.31	626,379.00	6.531	360.00	358.75	1.25	67.71	70.22	688.7	0.0	74.8	100.0	75.3
640,000.01 - 660,000.00	7,787,493.31	2.59	12	0.94	648,957.78	6.405	360.00	358.83	1.17	71.22	78.01	714.7	8.3	75.1	100.0	50.1
660,000.01 - 680,000.00	1,357,767.19	0.45	2	0.16	678,883.60	7.063	360.00	358.00	2.00	80.00	80.00	735.5	50.0	100.0	100.0	0.0
680,000.01 - 700,000.00	698,602.82	0.23	1	0.08	698,602.82	6.000	360.00	358.00	2.00	58.33	58.33	767.0	0.0	0.0	100.0	0.0
700,000.01 - 720,000.00	701,250.00	0.23	1	0.08	701,250.00	6.750	360.00	359.00	1.00	75.00	75.00	752.0	0.0	100.0	100.0	100.0
720,000.01 - 740,000.00	1,468,390.23	0.49	2	0.16	734,195.12	6.623	360.00	358.01	1.99	74.63	74.63	694.7	0.0	100.0	100.0	50.3
740,000.01 - 760,000.00	750,000.00	0.25	1	0.08	750,000.00	6.375	360.00	358.00	2.00	58.82	80.00	701.0	0.0	0.0	100.0	100.0
760,000.01 - 780,000.00	765,864.94	0.26	1	0.08	765,864.94	7.875	360.00	356.00	4.00	80.00	90.00	747.0	0.0	100.0	100.0	0.0
840,000.01 - 860,000.00	848,343.48	0.28	1	0.08	848,343.48	6.125	360.00	358.00	2.00	59.03	59.03	659.0	0.0	100.0	100.0	0.0
860,000.01 - 880,000.00	879,000.00	0.29	1	0.08	879,000.00	5.750	360.00	358.00	2.00	79.98	90.00	720.0	0.0	100.0	100.0	100.0
880,000.01 - 900,000.00	900,000.00	0.30	1	0.08	900,000.00	6.500	360.00	358.00	2.00	70.87	70.87	738.0	0.0	100.0	100.0	100.0
940,000.01 - 960,000.00	1,895,498.60	0.63	2	0.16	947,749.30	6.250	360.00	359.00	1.00	67.13	74.62	774.5	0.0	100.0	100.0	49.9
980,000.01 - 1,000,000.00	997,906.90	0.33	1	0.08	997,906.90	5.750	360.00	358.00	2.00	59.88	59.88	778.0	100.0	100.0	100.0	0.0
1,000,000.01 >=	8,720,633.63	2.90	6	0.47	1,453,438.94	6.091	360.00	358.63	1.37	69.40	74.16	739.4	20.4	82.8	100.0	49.5
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 27,959.33
Maximum: 1,783,180.11
Average: 235,003.36

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



Original Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
20,000.01 - 40,000.00	466,645.23	0.16	13	1.02	35,895.79	7.280	360.00	358.05	1.95	77.53	85.28	722.0	21.4	15.6	100.0	0.0
40,000.01 - 60,000.00	2,992,437.64	1.00	57	4.46	52,498.91	7.149	360.00	357.96	2.04	77.01	78.85	701.3	32.8	18.8	100.0	5.0
60,000.01 - 80,000.00	5,776,096.47	1.92	81	6.34	71,309.83	7.128	360.00	358.04	1.96	74.58	78.14	701.8	22.6	26.3	100.0	17.4
80,000.01 - 100,000.00	7,877,600.06	2.62	87	6.81	90,547.13	7.120	360.00	357.90	2.10	77.28	82.37	708.3	30.9	41.8	100.0	18.2
100,000.01 - 120,000.00	11,217,151.08	3.73	102	7.98	109,972.07	6.918	358.76	356.57	2.19	78.75	85.48	711.0	26.8	48.3	100.0	27.2
120,000.01 - 140,000.00	15,232,235.52	5.07	117	9.15	130,190.05	6.950	359.01	356.89	2.12	77.62	83.62	708.6	29.0	58.9	100.0	25.5
140,000.01 - 160,000.00	17,119,527.06	5.70	114	8.92	150,171.29	6.821	358.88	356.60	2.29	78.17	83.08	712.8	19.4	57.6	100.0	29.3
160,000.01 - 180,000.00	14,647,312.57	4.88	86	6.73	170,317.59	6.775	360.00	357.91	2.09	78.90	84.24	708.4	17.5	63.8	100.0	23.2
180,000.01 - 200,000.00	14,681,278.83	4.89	77	6.03	190,665.96	6.643	360.00	357.58	2.42	77.19	82.92	699.7	28.2	65.1	100.0	19.6
200,000.01 - 220,000.00	8,364,738.01	2.79	40	3.13	209,118.45	6.621	360.00	357.73	2.27	75.85	82.50	701.3	25.2	70.1	100.0	32.5
220,000.01 - 240,000.00	10,345,912.41	3.44	45	3.52	229,909.16	6.664	360.00	357.87	2.13	76.32	81.08	701.8	13.3	66.8	100.0	29.0
240,000.01 - 260,000.00	12,830,909.52	4.27	51	3.99	251,586.46	6.519	355.42	353.41	2.01	72.90	77.17	711.8	15.7	70.5	100.0	29.3
260,000.01 - 280,000.00	11,420,905.26	3.80	42	3.29	271,926.32	6.621	360.00	358.07	1.93	77.69	85.24	710.6	11.9	73.7	100.0	37.9
280,000.01 - 300,000.00	6,705,166.35	2.23	23	1.80	291,528.97	6.297	360.00	357.97	2.03	75.37	78.83	711.5	13.1	74.1	100.0	26.1
300,000.01 - 320,000.00	11,846,419.91	3.94	38	2.97	311,747.89	6.596	360.00	358.21	1.79	75.84	80.73	712.1	7.9	79.0	100.0	26.3
320,000.01 - 340,000.00	9,928,902.40	3.31	30	2.35	330,963.41	6.386	356.06	354.13	1.93	77.04	84.01	704.2	10.2	93.3	100.0	40.3
340,000.01 - 360,000.00	8,158,679.25	2.72	23	1.80	354,725.18	6.433	354.95	352.99	1.96	72.44	78.01	712.9	4.4	78.0	100.0	12.9
360,000.01 - 380,000.00	7,817,810.54	2.60	21	1.64	372,276.69	6.420	360.00	358.15	1.85	77.18	85.07	712.4	4.8	90.7	100.0	33.4
380,000.01 - 400,000.00	10,976,759.91	3.65	28	2.19	392,027.14	6.429	355.80	353.95	1.86	76.05	80.00	710.5	17.7	78.5	100.0	32.1
400,000.01 - 420,000.00	9,452,074.86	3.15	23	1.80	410,959.78	6.372	360.00	358.48	1.52	79.29	83.47	713.2	17.4	100.0	100.0	30.5
420,000.01 - 440,000.00	8,614,370.50	2.87	20	1.56	430,718.53	6.431	360.00	357.55	2.45	75.28	82.05	716.6	10.0	90.0	100.0	25.2
440,000.01 - 460,000.00	10,814,425.11	3.60	24	1.88	450,601.05	6.416	360.00	358.25	1.75	72.54	75.73	728.6	20.9	83.4	100.0	25.0
460,000.01 - 480,000.00	8,009,710.82	2.67	17	1.33	471,159.46	6.330	360.00	358.47	1.53	77.66	83.06	729.3	11.7	88.4	100.0	29.5
480,000.01 - 500,000.00	11,317,964.18	3.77	23	1.80	492,085.40	6.246	360.00	358.43	1.57	77.48	79.87	742.1	8.7	82.7	100.0	21.8
500,000.01 - 520,000.00	5,668,704.73	1.89	11	0.86	515,336.79	6.217	360.00	358.64	1.36	77.59	82.15	705.4	9.0	90.8	100.0	27.2
520,000.01 - 540,000.00	7,958,805.55	2.65	15	1.17	530,587.04	6.463	360.00	358.47	1.53	75.97	80.31	723.2	20.0	73.3	100.0	26.7
540,000.01 - 560,000.00	4,408,812.95	1.47	8	0.63	551,101.62	6.216	360.00	358.00	2.00	73.06	73.06	743.2	25.0	87.7	100.0	0.0
560,000.01 - 580,000.00	3,440,967.26	1.15	6	0.47	573,494.54	6.187	360.00	358.67	1.33	77.74	81.40	745.7	16.7	83.7	100.0	33.5
580,000.01 - 600,000.00	7,099,258.18	2.36	12	0.94	591,604.85	6.343	360.00	357.75	2.25	72.30	76.53	724.7	8.2	83.4	100.0	24.8
600,000.01 - 620,000.00	4,866,444.20	1.62	8	0.63	608,305.53	6.327	360.00	358.13	1.87	73.12	79.59	713.5	24.9	87.5	100.0	25.5
620,000.01 - 640,000.00	2,505,516.01	0.83	4	0.31	626,379.00	6.531	360.00	358.75	1.25	67.71	70.22	688.7	0.0	74.8	100.0	75.3
640,000.01 - 660,000.00	7,787,493.31	2.59	12	0.94	648,957.78	6.405	360.00	358.83	1.17	71.22	78.01	714.7	8.3	75.1	100.0	50.1
660,000.01 - 680,000.00	1,357,767.19	0.45	2	0.16	678,883.60	7.063	360.00	358.00	2.00	80.00	80.00	735.5	50.0	100.0	100.0	0.0
680,000.01 - 700,000.00	698,602.82	0.23	1	0.08	698,602.82	6.000	360.00	358.00	2.00	58.33	58.33	767.0	0.0	0.0	100.0	0.0
700,000.01 - 720,000.00	701,250.00	0.23	1	0.08	701,250.00	6.750	360.00	359.00	1.00	75.00	75.00	752.0	0.0	100.0	100.0	100.0
720,000.01 - 740,000.00	1,468,390.23	0.49	2	0.16	734,195.12	6.623	360.00	358.01	1.99	74.63	74.63	694.7	0.0	100.0	100.0	50.3
740,000.01 - 760,000.00	750,000.00	0.25	1	0.08	750,000.00	6.375	360.00	358.00	2.00	58.82	80.00	701.0	0.0	0.0	100.0	100.0
760,000.01 - 780,000.00	765,864.94	0.26	1	0.08	765,864.94	7.875	360.00	356.00	4.00	80.00	90.00	747.0	0.0	100.0	100.0	0.0
840,000.01 - 860,000.00	848,343.48	0.28	1	0.08	848,343.48	6.125	360.00	358.00	2.00	59.03	59.03	659.0	0.0	100.0	100.0	0.0
860,000.01 - 880,000.00	879,000.00	0.29	1	0.08	879,000.00	5.750	360.00	358.00	2.00	79.98	90.00	720.0	0.0	100.0	100.0	100.0
880,000.01 - 900,000.00	900,000.00	0.30	1	0.08	900,000.00	6.500	360.00	358.00	2.00	70.87	70.87	738.0	0.0	100.0	100.0	100.0
940,000.01 - 960,000.00	1,895,498.60	0.63	2	0.16	947,749.30	6.250	360.00	359.00	1.00	67.13	74.62	774.5	0.0	100.0	100.0	49.9
1,000,000.01 >=	9,718,540.53	3.24	7	0.55	1,388,362.93	6.056	360.00	358.56	1.44	68.42	72.69	743.3	28.6	84.6	100.0	44.5
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 28,000.00
Maximum: 1,785,000.00
Average: 235,322.83
Total: 300,742,577.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Mortgage Rate (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
5.500 - 5.999	36,036,457.74	12.00	103	8.06	349,868.52	5.822	358.39	356.58	1.81	70.43	73.73	733.8	23.1	91.5	100.0	24.6
6.000 - 6.499	122,864,718.35	40.91	391	30.59	314,232.02	6.192	359.05	357.21	1.85	73.83	79.45	721.8	19.4	86.1	100.0	33.1
6.500 - 6.999	77,187,873.91	25.70	394	30.83	195,908.31	6.681	359.24	357.28	1.96	77.82	83.30	708.4	13.7	68.2	100.0	24.5
7.000 - 7.499	34,145,469.36	11.37	212	16.59	161,063.53	7.193	360.00	357.95	2.05	77.41	81.17	705.3	13.8	45.2	100.0	24.7
7.500 - 7.999	22,440,305.09	7.47	126	9.86	178,097.66	7.674	360.00	357.85	2.15	80.68	86.54	693.7	11.6	48.9	100.0	25.1
8.000 - 8.499	5,090,896.16	1.70	32	2.50	159,090.51	8.175	360.00	357.89	2.11	86.19	90.41	687.0	12.7	21.7	100.0	48.9
8.500 - 8.999	1,394,673.61	0.46	12	0.94	116,222.80	8.721	360.00	357.49	2.51	93.83	93.83	705.8	23.4	28.0	100.0	39.8
9.000 - 9.499	399,165.69	0.13	2	0.16	199,582.85	9.051	360.00	357.00	3.00	90.74	90.74	707.1	0.0	79.7	100.0	79.7
9.500 - 9.999	412,367.25	0.14	3	0.23	137,455.75	9.810	360.00	357.00	3.00	91.18	91.18	644.2	0.0	37.8	100.0	85.8
10.000 - 10.499	263,365.09	0.09	2	0.16	131,682.55	10.247	360.00	356.51	3.49	90.00	90.00	623.5	0.0	0.0	100.0	0.0
10.500 - 10.999	99,001.22	0.03	1	0.08	99,001.22	10.875	360.00	358.00	2.00	95.00	95.00	646.0	0.0	100.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 5.625
Maximum: 10.875
Weighted Average: 6.557

Original Terms (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
181 - 240	1,944,024.27	0.65	8	0.63	243,003.03	6.197	240.00	238.36	1.64	71.64	75.67	687.9	25.7	100.0	100.0	40.3
301 - 360	298,390,269.20	99.35	1,270	99.37	234,952.97	6.560	360.00	358.07	1.93	75.76	80.81	715.1	16.9	73.0	100.0	28.6
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 240
Maximum: 360
Weighted Average: 359.22

Remaining Terms (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
181 - 240	1,944,024.27	0.65	8	0.63	243,003.03	6.197	240.00	238.36	1.64	71.64	75.67	687.9	25.7	100.0	100.0	40.3
301 - 360	298,390,269.20	99.35	1,270	99.37	234,952.97	6.560	360.00	358.07	1.93	75.76	80.81	715.1	16.9	73.0	100.0	28.6
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 237
Maximum: 360
Weighted Average: 357.30

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Seasoning (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0	878,400.00	0.29	3	0.23	292,800.00	6.209	360.00	360.00	0.00	80.00	85.92	683.2	0.0	59.2	100.0	59.2
1	116,975,877.19	38.95	421	32.94	277,852.44	6.417	358.94	357.94	1.00	74.86	80.95	717.3	12.3	78.0	100.0	33.4
2	109,216,099.28	36.36	487	38.11	224,263.04	6.646	359.36	357.36	2.00	75.93	80.34	713.2	13.6	69.9	100.0	27.8
3	59,672,083.76	19.87	303	23.71	196,937.57	6.641	359.34	356.34	3.00	76.50	80.49	716.5	29.9	69.8	100.0	23.4
4	9,074,632.07	3.02	44	3.44	206,241.64	6.827	360.00	356.00	4.00	75.82	82.77	701.2	29.8	73.9	100.0	17.1
5	2,573,149.92	0.86	10	0.78	257,314.99	6.547	360.00	355.00	5.00	83.53	88.70	717.8	8.1	78.7	100.0	27.3
6	721,600.19	0.24	4	0.31	180,400.05	6.206	360.00	354.00	6.00	80.91	82.58	715.0	42.5	31.4	100.0	0.0
7	380,224.79	0.13	2	0.16	190,112.40	6.509	360.00	353.00	7.00	94.82	94.82	671.6	100.0	100.0	100.0	0.0
8	292,218.16	0.10	2	0.16	146,109.08	6.508	360.00	352.00	8.00	64.62	64.62	762.1	100.0	100.0	100.0	0.0
11	435,286.09	0.14	1	0.08	435,286.09	6.250	360.00	349.00	11.00	80.00	80.00	643.0	0.0	100.0	100.0	0.0
12	114,722.02	0.04	1	0.08	114,722.02	7.375	360.00	348.00	12.00	80.00	80.00	667.0	0.0	0.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 0
Maximum: 12
Weighted Average: 1.93

Lien Position	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
1st Lien	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

First Liens with Junior Liens	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
N	199,766,606.25	66.51	876	68.54	228,044.07	6.569	359.13	357.11	2.02	75.08	75.08	714.2	16.2	69.2	100.0	22.5
Y	100,567,687.22	33.49	402	31.46	250,168.38	6.533	359.41	357.66	1.75	77.03	92.09	716.3	18.6	81.1	100.0	40.9
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Original Loan-to-Value Ratio (%) (First Liens Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0.01 - 50.00	11,508,672.38	3.83	63	4.93	182,677.34	6.421	360.00	357.92	2.08	41.19	42.96	707.1	11.8	79.6	100.0	25.9
50.01 - 55.00	9,506,873.82	3.17	31	2.43	306,673.35	6.179	360.00	358.22	1.78	53.58	55.63	718.8	16.3	82.9	100.0	15.9
55.01 - 60.00	13,930,074.10	4.64	39	3.05	357,181.39	6.123	357.04	355.19	1.85	58.47	61.03	719.3	11.9	72.5	100.0	22.2
60.01 - 65.00	10,242,491.77	3.41	39	3.05	262,627.99	6.228	357.08	354.87	2.20	63.38	66.19	707.1	13.7	78.8	100.0	17.1
65.01 - 70.00	28,321,267.15	9.43	91	7.12	311,222.72	6.460	358.62	356.76	1.86	69.17	78.66	711.3	13.0	69.7	100.0	38.5
70.01 - 75.00	29,063,276.13	9.68	105	8.22	276,793.11	6.472	360.00	358.33	1.67	73.79	76.37	722.2	14.6	68.9	100.0	43.8
75.01 - 80.00	163,979,121.62	54.60	716	56.03	229,021.12	6.568	359.25	357.37	1.88	79.67	86.14	714.0	18.3	74.4	100.0	27.3
80.01 - 85.00	2,237,321.38	0.74	15	1.17	149,154.76	6.942	360.00	357.80	2.20	84.19	84.49	742.1	48.9	47.1	100.0	46.6
85.01 - 90.00	12,948,082.96	4.31	70	5.48	184,972.61	7.050	360.00	357.76	2.24	89.66	90.00	719.6	17.5	69.4	100.0	15.7
90.01 - 95.00	14,907,988.99	4.96	80	6.26	186,349.86	7.073	360.00	357.59	2.41	94.81	94.81	716.9	6.0	75.1	100.0	27.5
95.01 - 100.00	3,689,123.17	1.23	29	2.27	127,211.14	7.396	360.00	357.00	3.00	99.99	99.99	707.2	77.2	45.8	100.0	32.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 13.33
Maximum: 100.00
Weighted Average by Original Balance: 75.73
Weighted Average by Current Balance: 75.73

Combined Original Loan-to-Value Ratio (%) Frequency (includes Simultaneous Seconds)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
<= 50.00	10,974,593.26	3.65	59	4.62	186,010.06	6.435	360.00	357.90	2.10	40.98	40.98	705.6	11.2	79.2	100.0	25.9
50.01 - 55.00	8,828,552.49	2.94	29	2.27	304,432.84	6.161	360.00	358.22	1.78	53.66	53.66	720.1	17.5	81.6	100.0	12.3
55.01 - 60.00	12,331,705.13	4.11	35	2.74	352,334.43	6.121	356.66	354.87	1.79	58.30	58.40	722.4	13.4	76.5	100.0	19.0
60.01 - 65.00	8,353,251.79	2.78	31	2.43	269,459.74	6.220	360.00	357.69	2.31	63.30	63.30	706.0	9.8	77.9	100.0	15.6
65.01 - 70.00	14,195,293.08	4.73	52	4.07	272,986.41	6.481	357.25	355.16	2.08	68.42	68.56	711.0	17.2	65.4	100.0	16.5
70.01 - 75.00	24,664,550.02	8.21	86	6.73	286,797.09	6.442	360.00	358.25	1.75	73.23	73.60	724.1	15.6	68.7	100.0	37.5
75.01 - 80.00	96,568,618.59	32.15	412	32.24	234,389.85	6.533	359.03	357.10	1.93	78.52	79.55	711.2	15.0	67.9	100.0	23.5
80.01 - 85.00	7,627,170.68	2.54	28	2.19	272,398.95	6.587	356.07	354.42	1.65	77.82	84.25	698.6	19.6	80.8	100.0	48.4
85.01 - 90.00	48,675,567.18	16.21	188	14.71	258,912.59	6.720	359.71	357.91	1.80	81.40	89.58	718.1	16.3	71.1	100.0	25.9
90.01 - 95.00	36,915,087.42	12.29	186	14.55	198,468.21	6.809	359.59	357.64	1.95	84.61	94.74	716.3	11.1	72.3	100.0	39.3
95.01 - 100.00	31,199,903.83	10.39	172	13.46	181,394.79	6.616	360.00	357.83	2.17	81.27	99.88	719.7	36.6	92.0	100.0	43.2
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 13.33
Maximum: 100.00
Weighted Average by Original Balance: 80.77
Weighted Average by Current Balance: 80.78

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addresee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Effective Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
10.01 - 15.00	99,905.11	0.03	1	0.08	99,905.11	6.250	360.00	359.00	1.00	13.33	13.33	702.0	0.0	100.0	100.0	0.0
15.01 - 20.00	134,866.82	0.04	2	0.16	67,433.41	6.491	360.00	358.48	1.52	19.02	19.02	699.3	0.0	51.8	100.0	48.2
20.01 - 25.00	529,598.97	0.18	4	0.31	132,399.74	7.226	360.00	358.39	1.61	22.80	22.80	739.1	0.0	38.7	100.0	52.9
25.01 - 30.00	213,610.96	0.07	2	0.16	106,805.48	6.716	360.00	357.35	2.65	28.06	28.06	712.2	65.4	34.6	100.0	0.0
30.01 - 35.00	940,935.03	0.31	6	0.47	156,822.51	6.499	360.00	357.59	2.41	32.18	32.18	689.5	16.5	88.7	100.0	63.4
35.01 - 40.00	2,192,166.06	0.73	14	1.10	156,583.29	6.564	360.00	358.00	2.00	37.88	37.88	737.4	0.0	100.0	100.0	17.5
40.01 - 45.00	3,786,796.17	1.26	18	1.41	210,377.57	6.376	360.00	357.84	2.16	42.86	45.92	684.8	28.2	66.9	100.0	21.6
45.01 - 50.00	4,052,663.00	1.35	17	1.33	238,391.94	6.203	360.00	357.85	2.15	52.26	54.42	717.7	10.9	88.8	100.0	20.6
50.01 - 55.00	9,506,873.82	3.17	31	2.43	306,673.35	6.179	360.00	358.22	1.78	53.58	55.63	718.8	16.3	82.9	100.0	15.9
55.01 - 60.00	14,230,851.53	4.74	41	3.21	347,093.94	6.137	357.10	355.25	1.86	58.98	61.48	719.4	12.7	73.1	100.0	21.7
60.01 - 65.00	16,783,911.43	5.59	81	6.34	207,208.78	6.760	358.22	355.84	2.37	75.51	77.23	706.4	27.9	67.9	100.0	31.1
65.01 - 70.00	54,433,026.64	18.12	235	18.39	231,629.90	6.708	359.28	357.21	2.07	80.31	85.34	715.8	12.8	71.0	100.0	29.1
70.01 - 75.00	30,039,574.15	10.00	112	8.76	268,210.48	6.482	360.00	358.28	1.72	74.32	76.81	722.5	16.0	68.5	100.0	42.4
75.01 - 80.00	163,389,513.78	54.40	714	55.87	228,836.85	6.569	359.25	357.37	1.87	79.67	86.16	713.9	18.0	74.3	100.0	27.4
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 13.33
Maximum: 80.00
Weighted Average by Original Balance: 72.74
Weighted Average by Current Balance: 72.74

LTV gt 80, PMI	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Unknown	4,015,250.36	11.89	28	14.43	143,401.80	8.192	360.00	357.47	2.53	94.48	94.48	716.4	24.5	37.7	100.0	29.5
General Electric	517,889.31	1.53	2	1.03	258,944.66	6.904	360.00	357.00	3.00	88.31	88.31	720.1	0.0	100.0	100.0	0.0
Mtge Guaranty Insurance Corp.	1,677,949.25	4.97	12	6.19	139,829.10	6.415	360.00	356.90	3.10	92.54	92.54	744.2	30.8	70.2	100.0	0.0
PMI	13,532,420.19	40.06	80	41.24	169,155.25	7.107	360.00	357.52	2.48	92.73	92.73	717.5	23.4	49.4	100.0	25.6
Republic Mtge Ins Co	1,515,877.12	4.49	9	4.64	168,430.79	6.252	360.00	357.19	2.81	91.82	94.77	699.7	53.5	83.4	100.0	0.0
United Guaranty Insurance	1,557,293.05	4.61	12	6.19	129,774.42	6.459	360.00	357.26	2.74	94.79	94.79	740.4	17.7	87.1	100.0	0.0
Radian Guaranty	10,386,244.58	30.74	48	24.74	216,380.10	6.984	360.00	358.02	1.98	91.98	92.04	717.0	9.1	96.6	100.0	34.0
TRIAD	579,592.64	1.72	3	1.55	193,197.55	7.030	360.00	357.60	2.40	93.33	93.33	701.1	69.9	66.7	100.0	36.6
Total:	33,782,516.50	100.00	194	100.00	174,136.68	7.091	360.00	357.60	2.40	92.70	92.85	718.5	21.0	67.9	100.0	24.8

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



Deutsche Bank @

Geographic Distribution by State	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
California	87,166,340.56	29.02	236	18.47	369,348.90	6.287	358.98	357.33	1.64	71.23	75.27	715.5	10.3	78.2	100.0	34.5
Florida	40,936,706.48	13.63	214	16.74	191,293.02	6.879	359.27	357.16	2.11	78.99	83.51	706.8	8.9	66.9	100.0	31.4
New York	39,451,948.84	13.14	115	9.00	343,060.42	6.487	359.01	357.18	1.83	75.19	79.92	723.4	11.5	85.9	100.0	12.3
New Jersey	18,370,088.60	6.12	70	5.48	262,429.84	6.657	360.00	357.78	2.22	77.15	83.75	704.4	20.9	81.3	100.0	19.4
Texas	15,270,298.91	5.08	101	7.90	151,191.08	6.620	360.00	357.79	2.21	79.63	84.51	721.9	42.6	66.0	100.0	10.0
Virginia	10,738,831.10	3.58	42	3.29	255,686.45	6.583	355.71	353.58	2.12	79.50	86.16	708.9	28.2	78.6	100.0	48.9
Washington	8,777,464.54	2.92	39	3.05	225,063.19	6.548	360.00	358.17	1.83	78.03	83.44	726.9	22.1	73.5	100.0	46.1
Massachusetts	7,037,073.19	2.34	28	2.19	251,324.04	6.694	360.00	357.88	2.12	73.47	79.79	713.7	10.0	82.9	100.0	19.6
Oregon	6,776,709.27	2.26	37	2.90	183,154.30	6.512	360.00	358.47	1.53	76.25	84.57	726.8	18.0	52.3	100.0	24.6
Arizona	6,232,507.75	2.08	34	2.66	183,309.05	6.598	357.77	355.81	1.97	77.41	83.11	706.3	35.9	64.6	100.0	43.5
Maryland	6,079,700.70	2.02	27	2.11	225,174.10	6.583	360.00	357.61	2.39	81.72	86.50	716.3	47.5	76.9	100.0	22.0
Illinois	5,738,685.30	1.91	26	2.03	220,718.67	6.725	360.00	358.43	1.57	78.41	88.03	689.8	11.0	75.8	100.0	41.5
Nevada	4,169,938.55	1.39	20	1.56	208,496.93	6.465	360.00	356.98	3.02	73.80	79.11	716.1	20.5	57.7	100.0	35.9
Pennsylvania	3,912,680.93	1.30	32	2.50	122,271.28	6.805	360.00	357.93	2.07	81.39	84.86	711.1	9.2	67.0	100.0	8.2
Connecticut	3,634,680.52	1.21	17	1.33	213,804.74	6.636	360.00	357.44	2.56	74.60	77.16	724.1	9.6	71.4	100.0	10.5
Colorado	3,535,878.20	1.18	20	1.56	176,793.91	6.706	360.00	358.06	1.94	78.44	84.85	729.3	29.9	56.4	100.0	15.6
Georgia	3,329,211.43	1.11	22	1.72	151,327.79	6.962	360.00	357.80	2.20	76.09	81.27	726.8	22.5	43.6	100.0	22.5
Ohio	3,305,243.85	1.10	38	2.97	86,980.10	7.018	360.00	358.01	1.99	80.10	84.02	717.4	19.6	44.2	100.0	23.7
North Carolina	3,051,966.25	1.02	19	1.49	160,629.80	6.858	360.00	357.47	2.53	77.39	84.30	722.3	23.4	64.1	100.0	29.0
Idaho	2,930,898.17	0.98	11	0.86	266,445.29	6.293	360.00	358.71	1.29	76.03	76.60	748.3	3.4	14.1	100.0	61.2
Utah	2,704,208.57	0.90	16	1.25	169,013.04	6.847	360.00	358.48	1.52	80.29	88.02	729.4	44.9	30.7	100.0	58.7
Minnesota	2,383,739.62	0.79	14	1.10	170,267.12	6.485	360.00	357.45	2.55	78.65	84.85	713.3	20.6	88.5	100.0	68.1
Michigan	1,764,037.50	0.59	17	1.33	103,766.91	6.719	360.00	358.11	1.89	80.99	89.66	703.1	20.7	70.1	100.0	10.1
Wyoming	1,422,113.30	0.47	2	0.16	711,056.65	6.113	360.00	359.00	1.00	55.57	58.65	719.4	9.4	100.0	100.0	0.0
South Carolina	1,334,714.30	0.44	11	0.86	121,337.66	7.228	348.68	345.64	3.04	81.82	88.50	679.8	42.2	57.0	100.0	54.4
Tennessee	1,324,541.73	0.44	8	0.63	165,567.72	6.529	360.00	358.60	1.40	80.33	85.45	722.8	15.8	86.5	100.0	35.2
Wisconsin	1,149,832.62	0.38	8	0.63	143,729.08	6.767	360.00	356.89	3.11	78.77	89.14	726.1	50.4	81.7	100.0	10.6
Indiana	994,036.71	0.33	9	0.70	110,448.52	7.164	360.00	357.89	2.11	83.27	92.18	704.7	42.9	64.2	100.0	29.4
Maine	818,173.93	0.27	2	0.16	409,086.97	6.684	360.00	357.76	2.24	65.66	65.66	657.6	23.6	76.4	100.0	76.4
Rhode Island	707,906.73	0.24	3	0.23	235,968.91	6.712	360.00	357.82	2.18	67.09	67.09	716.7	0.0	49.2	100.0	50.8
New Mexico	653,817.82	0.22	5	0.39	130,763.56	6.875	360.00	358.47	1.53	79.40	88.12	700.3	33.3	15.3	100.0	83.7
Montana	531,626.89	0.18	2	0.16	265,813.45	7.384	360.00	359.00	1.00	80.00	86.91	672.5	0.0	69.2	100.0	30.8
Delaware	498,982.71	0.17	2	0.16	249,491.36	6.136	360.00	358.00	2.00	79.99	97.43	717.7	87.2	87.2	100.0	12.8
Oklahoma	461,166.22	0.15	6	0.47	76,861.04	7.288	360.00	358.26	1.74	78.51	83.75	693.9	15.6	40.7	100.0	0.0
Alabama	411,929.54	0.14	3	0.23	137,309.85	7.451	360.00	357.00	3.00	96.33	96.33	719.3	62.8	0.0	100.0	73.4
Hawaii	385,155.47	0.13	2	0.16	192,577.74	6.310	360.00	358.52	1.48	75.19	97.60	693.9	0.0	51.9	100.0	51.9
Louisiana	358,281.30	0.12	4	0.31	89,570.33	7.405	360.00	356.58	3.42	82.78	88.48	673.3	22.4	51.9	100.0	0.0
Kansas	309,606.81	0.10	3	0.23	103,202.27	6.565	360.00	357.79	2.21	86.12	94.02	672.4	70.1	70.1	100.0	0.0
Missouri	304,984.47	0.10	3	0.23	101,661.49	7.069	360.00	357.00	3.00	89.27	89.27	717.2	0.0	62.3	100.0	0.0
New Hampshire	295,639.57	0.10	2	0.16	147,819.79	6.645	360.00	358.57	1.43	78.74	98.44	731.7	56.7	100.0	100.0	0.0
West Virginia	223,248.52	0.07	1	0.08	223,248.52	6.500	360.00	358.00	2.00	95.00	95.00	731.0	0.0	100.0	100.0	0.0
Nebraska	204,060.82	0.07	1	0.08	204,060.82	6.375	360.00	359.00	1.00	95.00	95.00	750.0	0.0	100.0	100.0	0.0
Vermont	174,841.80	0.06	1	0.08	174,841.80	6.500	360.00	359.00	1.00	41.08	41.08	675.0	0.0	100.0	100.0	0.0
Kentucky	155,656.27	0.05	2	0.16	77,828.14	6.864	360.00	356.35	3.65	85.71	90.00	650.2	100.0	65.4	100.0	65.4
Iowa	151,500.00	0.05	1	0.08	151,500.00	5.875	360.00	357.00	3.00	79.99	99.99	733.0	100.0	100.0	100.0	100.0
North Dakota	102,558.03	0.03	1	0.08	102,558.03	6.875	360.00	357.00	3.00	80.00	80.00	748.0	100.0	0.0	100.0	0.0
Mississippi	61,079.08	0.02	1	0.08	61,079.08	8.125	360.00	357.00	3.00	90.00	90.00	701.0	0.0	100.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Number of States Represented: 47

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Geographic Distribution by MSA	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Los Angeles-Long Beach CA PMSA	30,408,568.32	10.12	70	5.48	434,408.12	6.269	358.64	357.11	1.54	71.07	76.30	716.2	15.3	80.7	100.0	34.3
New York NY PMSA	28,143,801.38	9.37	66	5.16	426,421.23	6.527	358.61	356.65	1.97	74.61	78.40	724.9	11.5	84.9	100.0	7.4
Rural	14,499,234.58	4.83	71	5.56	204,214.57	6.644	360.00	358.28	1.72	73.34	76.68	715.5	12.6	53.5	100.0	29.3
Miami FL PMSA	10,463,579.69	3.48	40	3.13	261,589.49	6.577	360.00	358.21	1.79	76.14	83.18	704.2	9.9	83.0	100.0	40.2
Riverside-San Bernardino CA PMSA	9,618,530.32	3.20	35	2.74	274,815.15	6.483	355.02	353.19	1.82	72.76	78.58	693.3	0.8	64.2	100.0	33.8
Orange County CA PMSA	8,972,017.88	2.99	19	1.49	472,211.47	6.133	360.00	358.63	1.37	70.33	73.25	734.5	3.0	93.4	100.0	47.1
Nassau-Suffolk NY PMSA	8,815,481.99	2.94	27	2.11	326,499.33	6.257	360.00	358.61	1.39	75.98	83.26	721.3	7.4	96.1	100.0	27.4
Washington DC-MD-VA-WV PMSA	8,699,986.94	2.90	25	1.96	347,999.48	6.483	354.70	352.80	1.90	79.56	86.95	715.0	29.5	92.1	100.0	52.9
Orlando FL MSA	6,714,942.65	2.24	39	3.05	172,178.02	7.214	360.00	357.42	2.58	82.36	84.68	707.2	5.3	56.7	100.0	17.1
Boston MA-NH NECMA	6,549,557.27	2.18	24	1.88	272,898.22	6.658	360.00	357.94	2.06	72.62	79.41	713.3	6.6	86.7	100.0	17.4
San Diego CA MSA	6,531,630.14	2.17	20	1.56	326,581.51	6.310	360.00	358.12	1.88	69.62	72.45	715.3	12.1	55.0	100.0	22.1
Bergen-Passaic NJ PMSA	6,066,750.80	2.02	16	1.25	379,171.93	6.493	360.00	357.75	2.25	77.96	85.86	698.3	33.1	96.7	100.0	29.4
Chicago IL PMSA	5,525,843.74	1.84	24	1.88	230,243.49	6.728	360.00	358.47	1.53	78.03	87.67	687.6	9.7	74.9	100.0	43.1
Seattle-Bellevue-Everett WA PMSA	5,511,458.84	1.84	20	1.56	275,572.94	6.366	360.00	358.17	1.83	77.58	83.31	731.7	30.6	90.0	100.0	57.5
Newark NJ PMSA	5,440,469.78	1.81	19	1.49	286,340.51	6.995	360.00	357.73	2.27	78.24	85.55	710.4	11.0	69.6	100.0	7.4
Houston TX PMSA	5,238,869.04	1.74	24	1.88	218,286.21	6.574	360.00	357.74	2.26	77.36	80.16	729.8	53.8	86.6	100.0	2.5
Tampa-St. Petersburg-Clearwater FL MSA	4,931,004.86	1.64	31	2.43	159,064.67	6.883	360.00	357.80	2.20	78.73	81.75	713.3	6.9	65.9	100.0	6.8
Sacramento CA PMSA	4,882,409.66	1.63	14	1.10	348,743.55	6.267	360.00	358.39	1.61	76.12	80.34	717.0	5.8	80.6	100.0	47.4
Phoenix-Mesa AZ MSA	4,858,413.45	1.62	26	2.03	186,862.06	6.571	360.00	357.91	2.09	77.07	83.40	699.5	43.7	76.4	100.0	49.5
Portland - Vancouver OR-WA PMSA	4,656,837.27	1.55	22	1.72	211,674.42	6.504	360.00	358.50	1.50	76.92	86.52	726.8	22.4	62.9	100.0	32.5
San Jose CA PMSA	4,140,378.10	1.38	10	0.78	414,037.81	6.186	360.00	357.58	2.42	64.29	64.29	709.0	6.3	79.5	100.0	0.0
Baltimore MD PMSA	4,047,973.08	1.35	19	1.49	213,051.21	6.553	360.00	357.55	2.45	80.95	85.34	723.2	43.6	87.3	100.0	14.9
Oakland CA PMSA	3,903,567.21	1.30	9	0.70	433,729.69	6.196	360.00	358.47	1.53	74.94	78.30	728.3	22.2	72.8	100.0	23.1
West Palm Beach-Boca Raton FL MSA	3,882,055.73	1.29	17	1.33	228,356.22	7.048	360.00	358.54	1.46	71.63	77.30	686.2	4.3	57.3	100.0	68.6
Dallas TX PMSA	3,660,323.72	1.22	26	2.03	140,781.68	6.648	360.00	357.76	2.24	82.33	86.20	713.5	33.0	64.7	100.0	17.0
Other	94,170,607.03	31.36	565	44.21	166,673.64	6.677	359.37	357.25	2.12	77.81	82.82	714.9	20.6	63.2	100.0	29.4
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Number of States Represented: 47

Adjustment Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Fixed Rate	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Product Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Fixed - 20 Year	1,160,474.27	0.39	5	0.39	232,094.85	6.213	240.00	237.93	2.07	65.99	72.74	691.3	10.0	100.0	100.0	0.0
Fixed - 30 Year	213,057,470.16	70.94	950	74.33	224,271.02	6.564	360.00	358.00	2.00	75.73	79.69	714.8	15.4	72.1	100.0	0.0
Fixed - 30 Year IO	85,332,799.04	28.41	320	25.04	266,665.00	6.549	360.00	358.24	1.76	75.85	83.59	715.9	20.7	75.4	100.0	100.0
F20-IO	783,550.00	0.26	3	0.23	261,183.33	6.174	240.00	239.00	1.00	80.00	80.00	682.8	49.0	100.0	100.0	100.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is priviledged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Interest Only	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
N	214,217,944.43	71.33	955	74.73	224,311.98	6.562	359.35	357.35	2.00	75.67	79.66	714.7	15.4	72.2	100.0	0.0
Y	86,116,349.04	28.67	323	25.27	266,614.08	6.546	358.91	357.15	1.76	75.89	83.56	715.6	20.9	75.6	100.0	100.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Interest Only Term	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0	214,217,944.43	71.33	955	74.73	224,311.98	6.562	359.35	357.35	2.00	75.67	79.66	714.7	15.4	72.2	100.0	0.0
60	36,615,986.00	12.19	125	9.78	292,927.89	6.548	360.00	358.35	1.65	75.02	84.31	701.8	10.7	71.3	100.0	100.0
120	49,500,363.04	16.48	198	15.49	250,001.83	6.544	358.10	356.27	1.83	76.53	83.01	725.8	28.5	78.7	100.0	100.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Property Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Single Family Residence	178,924,149.00	59.57	747	58.45	239,523.63	6.481	359.28	357.40	1.88	75.23	80.18	711.3	16.5	80.4	100.0	30.3
2-4 Family	46,360,610.31	15.44	189	14.79	245,294.23	6.845	359.16	357.17	1.99	75.98	81.43	721.4	15.8	44.6	100.0	11.5
PUD	42,482,476.97	14.15	182	14.24	233,420.20	6.548	358.92	356.91	2.00	77.72	82.86	718.9	18.9	75.5	100.0	40.5
Condo	24,351,107.17	8.11	120	9.39	202,925.89	6.575	359.22	357.23	1.98	74.55	80.35	718.7	21.0	69.9	100.0	36.3
Townhouse	6,357,564.00	2.12	28	2.19	227,055.86	6.521	360.00	358.50	1.50	79.18	81.16	730.8	2.4	72.6	100.0	7.4
Co-op	1,579,911.25	0.53	11	0.86	143,628.30	6.863	360.00	355.90	4.10	75.93	77.67	692.7	53.9	100.0	100.0	0.0
CONDOTEL	278,474.77	0.09	1	0.08	278,474.77	6.750	360.00	357.00	3.00	80.00	80.00	777.0	0.0	0.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Number of Units	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
1	253,900,279.06	84.54	1,088	85.13	233,364.23	6.505	359.24	357.32	1.92	75.69	80.66	713.7	17.2	78.4	100.0	31.8
2	26,291,546.29	8.75	113	8.84	232,668.55	6.712	360.00	357.95	2.05	76.93	82.29	715.2	15.3	60.8	100.0	10.3
3	10,394,208.60	3.46	44	3.44	236,232.01	7.060	356.24	354.45	1.79	75.20	82.56	722.8	15.3	17.5	100.0	16.9
4	9,748,259.52	3.25	33	2.58	295,401.80	6.973	360.00	357.97	2.03	74.27	77.90	736.7	17.8	29.5	100.0	9.1
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Occupancy	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Primary	219,851,189.65	73.20	792	61.97	277,589.89	6.421	358.94	357.04	1.90	75.39	81.02	712.3	14.8	100.0	100.0	29.6
Investment	74,149,282.92	24.69	460	35.99	161,194.09	6.961	360.00	357.98	2.02	77.11	80.58	720.2	23.6	0.0	100.0	24.5
Second Home	6,333,820.90	2.11	26	2.03	243,608.50	6.558	360.00	358.01	1.99	71.63	74.57	744.3	13.6	0.0	100.0	45.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Loan Purpose	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Purchase	173,062,867.44	57.62	745	58.29	232,299.15	6.605	359.72	357.76	1.96	79.37	86.23	724.4	16.6	71.1	100.0	29.3
Refinance - Cashout	99,363,403.22	33.08	422	33.02	235,458.30	6.537	358.53	356.59	1.94	70.32	72.34	697.6	17.0	74.5	100.0	27.6
Refinance - Rate Term	27,908,022.81	9.29	111	8.69	251,423.63	6.330	358.60	356.90	1.70	72.48	77.01	717.8	19.5	82.0	100.0	28.5
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Documentation Level	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Stated Documentation	204,909,951.60	68.23	792	61.97	258,724.69	6.508	359.50	357.71	1.78	75.62	81.05	713.7	0.0	74.2	100.0	28.2
Full	51,009,052.16	16.98	261	20.42	195,436.98	6.427	358.82	356.54	2.28	77.40	83.37	724.6	100.0	64.0	100.0	35.3
No Documentation	28,224,632.02	9.40	149	11.66	189,427.06	6.926	358.98	356.86	2.12	70.71	71.98	710.2	0.0	86.8	100.0	23.0
No Ratio	11,190,779.53	3.73	55	4.30	203,468.72	7.082	360.00	357.44	2.56	83.72	85.99	706.6	0.0	65.2	100.0	18.9
No Income/No Asset	4,552,320.60	1.52	19	1.49	239,595.82	6.682	350.94	349.13	1.81	73.58	81.45	714.1	0.0	68.9	100.0	31.2
Lite	447,557.56	0.15	2	0.16	223,778.78	6.292	360.00	358.00	2.00	79.30	79.30	703.7	0.0	55.4	100.0	55.4
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Appraisal Type (S&P)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Full	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Credit Grade	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FICO Score	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
540 - 559	94,747.15	0.03	1	0.08	94,747.15	6.625	360.00	357.00	3.00	100.00	100.00	552.0	100.0	100.0	100.0	0.0
580 - 599	552,679.43	0.18	3	0.23	184,226.48	7.181	360.00	357.11	2.89	69.82	69.82	593.4	0.0	62.9	100.0	37.1
600 - 619	914,637.50	0.30	7	0.55	130,662.50	6.940	360.00	357.81	2.19	66.04	66.77	611.1	18.8	92.4	100.0	11.1
620 - 639	16,420,572.05	5.47	79	6.18	207,855.34	6.962	358.18	356.10	2.08	70.83	73.97	629.9	19.0	87.1	100.0	31.8
640 - 659	23,213,335.51	7.73	105	8.22	221,079.39	6.795	357.42	355.30	2.12	75.64	80.36	649.1	22.6	88.1	100.0	28.3
660 - 679	28,689,342.11	9.55	145	11.35	197,857.53	6.708	360.00	357.85	2.15	73.79	78.26	670.4	13.9	70.9	100.0	21.5
680 - 699	45,033,642.89	14.99	210	16.43	214,445.92	6.706	359.66	357.83	1.84	77.99	84.65	689.9	8.9	68.7	100.0	31.9
700 - 719	51,572,769.04	17.17	210	16.43	245,584.61	6.448	358.64	356.87	1.77	77.17	82.33	710.6	10.7	75.2	100.0	26.3
720 - 739	39,131,567.37	13.03	156	12.21	250,843.38	6.460	358.51	356.63	1.88	76.32	80.90	729.4	13.4	74.5	100.0	36.8
740 - 759	30,439,770.18	10.14	125	9.78	243,518.16	6.501	360.00	358.07	1.93	75.64	80.71	749.4	13.9	66.0	100.0	22.2
760 - 779	37,610,842.72	12.52	130	10.17	289,314.17	6.336	360.00	358.21	1.79	75.15	80.77	769.6	33.7	70.6	100.0	26.6
780 - 799	20,734,820.85	6.90	78	6.10	265,831.04	6.363	360.00	357.89	2.11	75.86	80.66	787.6	23.1	68.6	100.0	29.4
800 >=	5,925,566.67	1.97	29	2.27	204,329.89	6.492	360.00	357.87	2.13	71.05	73.29	808.2	31.4	63.1	100.0	45.1
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 552
Maximum: 820
Weighted Average: 714.9
% UPB missing FICOs: 0.0

Back Ratio	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
<= 0.00	62,331,758.70	20.75	297	23.24	209,871.24	6.830	358.15	356.14	2.02	74.93	78.07	707.9	0.0	76.6	100.0	34.3
0.01 - 5.00	1,570,486.84	0.52	10	0.78	157,048.68	7.425	360.00	357.80	2.20	79.56	82.77	655.5	5.1	90.8	100.0	0.0
5.01 - 10.00	270,970.31	0.09	2	0.16	135,485.16	6.434	360.00	359.00	1.00	71.48	74.43	678.3	0.0	14.8	100.0	85.2
10.01 - 15.00	2,575,323.88	0.86	15	1.17	171,688.26	6.492	360.00	358.14	1.86	76.02	76.28	724.0	40.6	13.2	100.0	34.2
15.01 - 20.00	7,599,342.67	2.53	32	2.50	237,479.46	6.522	360.00	357.92	2.08	74.34	78.53	725.4	18.3	57.4	100.0	37.5
20.01 - 25.00	14,106,751.32	4.70	64	5.01	220,417.99	6.419	360.00	357.85	2.15	72.59	79.98	731.0	35.3	57.8	100.0	22.0
25.01 - 30.00	23,002,796.99	7.66	106	8.29	217,007.52	6.498	360.00	358.30	1.70	73.56	76.83	728.3	14.9	59.5	100.0	27.8
30.01 - 35.00	40,583,680.18	13.51	193	15.10	210,278.14	6.508	359.66	357.75	1.91	76.28	82.31	715.4	18.7	72.9	100.0	25.6
35.01 - 40.00	70,134,837.20	23.35	269	21.05	260,724.30	6.467	360.00	358.30	1.70	76.66	80.89	714.5	17.1	77.9	100.0	20.3
40.01 - 45.00	47,754,050.22	15.90	178	13.93	268,281.18	6.463	359.18	357.13	2.05	75.75	82.43	716.2	20.3	78.4	100.0	35.4
45.01 - 50.00	24,895,124.94	8.29	91	7.12	273,572.80	6.546	357.38	355.32	2.06	78.58	87.00	707.4	32.2	76.7	100.0	32.5
50.01 - 55.00	4,397,775.24	1.46	15	1.17	293,185.02	6.304	360.00	357.69	2.31	72.74	79.15	716.7	39.0	68.7	100.0	33.6
55.01 - 60.00	484,698.56	0.16	3	0.23	161,566.19	5.923	360.00	356.62	3.38	81.68	87.93	721.4	100.0	62.0	100.0	31.3
60.01 - 65.00	626,696.42	0.21	3	0.23	208,898.81	6.499	360.00	357.00	3.00	76.94	76.94	764.6	100.0	0.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 0.01
Maximum: 64.36
Weighted Average: 36.24

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Prepay Flag	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
N	165,995,044.51	55.27	613	47.97	270,791.26	6.482	358.93	357.01	1.92	75.33	80.34	718.8	20.1	81.8	100.0	23.3
Y	134,339,248.96	44.73	665	52.03	202,013.91	6.650	359.59	357.65	1.94	76.23	81.31	710.1	13.1	62.6	100.0	35.3
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Prepayment Penalty Detail	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
1% of orig. bal	321,401.93	0.11	1	0.08	321,401.93	6.375	360.00	358.00	2.00	66.39	87.01	750.0	0.0	100.0	100.0	0.0
1% of orig. bal - Soft	2,154,256.13	0.72	27	2.11	79,787.26	7.009	360.00	358.22	1.78	80.09	84.06	717.9	15.8	36.6	100.0	12.4
1% of orig. bal- Hard	427,656.97	0.14	4	0.31	106,914.24	6.878	360.00	357.62	2.38	81.33	85.15	702.4	19.1	82.1	100.0	68.3
1% of 80%	248,725.87	0.08	1	0.08	248,725.87	6.250	360.00	358.00	2.00	80.00	89.98	707.0	0.0	100.0	100.0	0.0
1% of 80% - Hard	242,174.87	0.08	3	0.23	80,724.96	7.301	360.00	358.00	2.00	75.89	92.08	662.8	36.2	100.0	100.0	36.2
1% of 80% - Soft	244,868.38	0.08	5	0.39	48,973.68	6.926	360.00	358.00	2.00	79.95	79.95	711.2	0.0	0.0	100.0	0.0
2 mos of 66%	628,201.79	0.21	3	0.23	209,400.60	6.538	360.00	357.00	3.00	77.85	81.76	721.7	0.0	57.0	100.0	62.5
2 mos of 66.6% - Hard	463,751.33	0.15	3	0.23	154,583.78	6.721	360.00	357.44	2.56	71.41	74.00	665.0	59.1	100.0	100.0	33.2
2 mos of 66.6% - Soft	652,348.41	0.22	3	0.23	217,449.47	7.458	360.00	357.03	2.97	96.96	96.96	709.7	0.0	40.6	100.0	72.8
2% of 80% - Hard	3,108,401.57	1.03	11	0.86	282,581.96	6.729	360.00	357.96	2.04	76.00	90.13	687.7	5.9	100.0	100.0	73.7
2% of 80% - Soft	916,834.05	0.31	5	0.39	183,366.81	7.058	360.00	357.57	2.43	81.09	82.40	690.3	49.1	29.1	100.0	0.0
2% of 80% - (Hard12mo/Soft)	342,400.00	0.11	3	0.23	114,133.33	6.875	360.00	358.00	2.00	80.00	80.00	671.0	0.0	0.0	100.0	100.0
2% of UPB - Hard	391,245.07	0.13	3	0.23	130,415.02	7.202	360.00	358.43	1.57	64.08	81.72	692.1	0.0	70.0	100.0	73.2
2% of UPB - Soft	846,024.84	0.28	5	0.39	169,204.97	6.532	360.00	357.28	2.72	81.22	84.30	692.0	0.0	93.3	100.0	33.7
3 mos -SOFT	84,000.00	0.03	1	0.08	84,000.00	7.375	360.00	358.00	2.00	80.00	80.00	791.0	0.0	0.0	100.0	100.0
5% of UPB - Hard	101,800.00	0.03	1	0.08	101,800.00	6.990	360.00	356.00	4.00	83.44	90.00	617.0	100.0	100.0	100.0	100.0
5%/4%/3%/2%/1% - Hard	127,450.99	0.04	2	0.16	63,725.50	8.190	360.00	357.00	3.00	92.60	92.60	722.4	0.0	100.0	100.0	0.0
6 mos of 80%	21,515,450.53	7.16	127	9.94	169,413.00	6.916	360.00	357.43	2.57	83.31	86.58	718.3	22.9	64.7	100.0	27.8
6 mos of 80% - Hard	59,798,649.76	19.91	201	15.73	297,505.72	6.425	359.08	357.38	1.70	72.99	80.17	701.9	8.7	69.0	100.0	48.0
6 mos of 80% - Soft	39,749,432.83	13.24	248	19.41	160,279.97	6.776	360.00	358.09	1.91	76.24	78.67	719.8	15.2	49.2	100.0	17.6
6 mos of 80% - (Hard12mo/Soft)	1,659,487.82	0.55	7	0.55	237,069.69	6.919	360.00	358.50	1.50	81.00	82.87	738.3	0.0	80.5	100.0	42.3
6 mos of 80% - (Hard6mo/Soft)	314,685.82	0.10	1	0.08	314,685.82	5.990	360.00	359.00	1.00	90.00	90.00	734.0	0.0	100.0	100.0	0.0
None	165,995,044.51	55.27	613	47.97	270,791.26	6.482	358.93	357.01	1.92	75.33	80.34	718.8	20.1	81.8	100.0	23.3
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Prepayment Penalty Months	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0	165,995,044.51	55.27	613	47.97	270,791.26	6.482	358.93	357.01	1.92	75.33	80.34	718.8	20.1	81.8	100.0	23.3
6	278,474.77	0.09	1	0.08	278,474.77	6.750	360.00	357.00	3.00	80.00	80.00	777.0	0.0	0.0	100.0	0.0
12	37,083,986.78	12.35	134	10.49	276,746.17	6.509	360.00	358.12	1.88	73.69	79.79	706.7	11.3	58.3	100.0	42.3
24	12,503,728.98	4.16	51	3.99	245,171.16	6.575	358.89	357.27	1.62	73.45	81.20	688.8	3.8	85.8	100.0	69.2
30	321,401.93	0.11	1	0.08	321,401.93	6.375	360.00	358.00	2.00	66.39	87.01	750.0	0.0	100.0	100.0	0.0
36	44,216,207.79	14.72	218	17.06	202,826.64	6.673	359.07	356.90	2.17	78.37	84.34	712.7	16.2	74.8	100.0	36.9
42	246,788.13	0.08	2	0.16	123,394.07	6.953	360.00	358.00	2.00	80.00	80.00	730.8	0.0	0.0	100.0	0.0
60	39,688,660.58	13.21	258	20.19	153,832.02	6.781	360.00	358.16	1.84	77.13	79.36	716.3	14.6	46.2	100.0	17.1
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Non-zero Weighted Average Prepay Penalty Term: 35

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Convertible Flag	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Non-Convertible	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Buydown Flag	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
No Buydown	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Conforming vs. Nonconforming(Just Balances)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Conforming Loan Balance	176,914,699.68	58.91	1,042	81.53	169,783.78	6.718	358.94	356.85	2.09	76.65	82.05	708.9	18.5	63.3	100.0	26.0
Non-conforming Loan Balance	123,419,593.79	41.09	236	18.47	522,964.38	6.326	359.63	357.93	1.70	74.42	78.95	723.5	14.8	87.4	100.0	32.5
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Freddie Conforming vs. Nonconforming	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Non-conforming Freddie	199,539,373.87	66.44	652	51.02	306,041.98	6.432	359.53	357.71	1.82	76.05	81.30	721.1	15.1	82.0	100.0	29.0
Conforming Freddie	100,794,919.60	33.56	626	48.98	161,014.25	6.806	358.62	356.47	2.15	75.11	79.75	702.7	20.6	55.7	100.0	28.1
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DBALT 2005-4

Preliminary Collateral Analysis

Dbalta Universe; Carveout

1,278 records
Balance: 300,334,293

Deutsche Bank @

Monthly Payments ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0.01 - 500.00	7,988,486.28	2.66	134	10.49	59,615.57	7.007	360.00	358.04	1.96	75.23	79.26	703.9	26.3	26.5	100.0	17.7
500.01 - 1,000.00	49,912,690.15	16.62	416	32.55	119,982.43	6.817	359.04	356.87	2.17	77.22	83.35	712.7	28.1	55.6	100.0	29.3
1,000.01 - 1,500.00	53,741,035.90	17.89	278	21.75	193,313.08	6.707	359.46	357.23	2.23	77.06	82.31	705.0	20.9	64.4	100.0	30.0
1,500.01 - 2,000.00	45,963,433.43	15.30	161	12.60	285,487.16	6.512	358.35	356.47	1.88	76.23	81.73	710.1	10.9	76.2	100.0	33.9
2,000.01 - 2,500.00	41,185,668.72	13.71	109	8.53	377,850.17	6.419	359.05	357.23	1.82	75.25	80.88	711.9	13.9	84.7	100.0	30.0
2,500.01 - 3,000.00	36,761,171.04	12.24	80	6.26	459,514.64	6.345	358.88	357.09	1.79	76.11	79.71	729.2	16.2	89.4	100.0	25.2
3,000.01 - 3,500.00	26,234,129.93	8.73	49	3.83	535,390.41	6.345	360.00	358.33	1.67	76.41	80.39	711.5	6.1	87.2	100.0	24.0
3,500.01 - 4,000.00	16,381,566.36	5.45	27	2.11	606,724.68	6.495	360.00	358.20	1.80	71.73	76.51	728.5	7.4	67.1	100.0	17.3
4,000.01 - 4,500.00	5,979,832.32	1.99	9	0.70	664,425.81	6.629	360.00	358.51	1.49	73.70	77.76	723.3	11.3	79.3	100.0	25.2
4,500.01 - 5,000.00	3,904,431.79	1.30	5	0.39	780,886.36	6.959	360.00	358.22	1.78	76.92	82.25	731.8	16.6	83.4	100.0	47.3
5,000.01 - 5,500.00	848,343.48	0.28	1	0.08	848,343.48	6.125	360.00	358.00	2.00	59.03	59.03	659.0	0.0	100.0	100.0	0.0
5,500.01 - 6,000.00	2,712,870.44	0.90	3	0.23	904,290.15	6.525	360.00	357.79	2.21	63.60	66.43	768.5	36.8	100.0	100.0	0.0
7,000.01 - 7,500.00	2,850,000.00	0.95	2	0.16	1,425,000.00	6.178	360.00	359.00	1.00	75.00	79.74	745.0	0.0	47.4	100.0	100.0
7,500.01 - 8,000.00	2,758,746.20	0.92	2	0.16	1,379,373.10	6.125	360.00	358.47	1.53	62.94	68.27	703.7	0.0	100.0	100.0	53.3
8,000.01 - 8,500.00	1,328,707.32	0.44	1	0.08	1,328,707.32	6.125	360.00	359.00	1.00	70.00	80.00	771.0	0.0	100.0	100.0	0.0
10,500.01 - 11,000.00	1,783,180.11	0.59	1	0.08	1,783,180.11	5.875	360.00	358.00	2.00	70.00	70.00	762.0	100.0	100.0	100.0	0.0
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 198.19
Maximum: 10,558.95
Average: 1,437.86

Origination Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
2004-07	114,722.02	0.04	1	0.08	114,722.02	7.375	360.00	348.00	12.00	80.00	80.00	667.0	0.0	0.0	100.0	0.0
2004-08	435,286.09	0.14	1	0.08	435,286.09	6.250	360.00	349.00	11.00	80.00	80.00	643.0	0.0	100.0	100.0	0.0
2004-11	292,218.16	0.10	2	0.16	146,109.08	6.508	360.00	352.00	8.00	64.62	64.62	762.1	100.0	100.0	100.0	0.0
2004-12	380,224.79	0.13	2	0.16	190,112.40	6.509	360.00	353.00	7.00	94.82	94.82	671.6	100.0	100.0	100.0	0.0
2005-01	721,600.19	0.24	4	0.31	180,400.05	6.206	360.00	354.00	6.00	80.91	82.58	715.0	42.5	31.4	100.0	0.0
2005-02	2,573,149.92	0.86	10	0.78	257,314.99	6.547	360.00	355.00	5.00	83.53	88.70	717.8	8.1	78.7	100.0	27.3
2005-03	9,074,632.07	3.02	44	3.44	206,241.64	6.827	360.00	356.00	4.00	75.82	82.77	701.2	29.8	73.9	100.0	17.1
2005-04	59,672,083.76	19.87	303	23.71	196,937.57	6.641	359.34	356.34	3.00	76.50	80.49	716.5	29.9	69.8	100.0	23.4
2005-05	109,216,099.28	36.36	487	38.11	224,263.04	6.646	359.36	357.36	2.00	75.93	80.34	713.2	13.6	69.9	100.0	27.8
2005-06	116,975,877.19	38.95	421	32.94	277,852.44	6.417	358.94	357.94	1.00	74.86	80.95	717.3	12.3	78.0	100.0	33.4
2005-07	878,400.00	0.29	3	0.23	292,800.00	6.209	360.00	360.00	0.00	80.00	85.92	683.2	0.0	59.2	100.0	59.2
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 2004-07-01
Maximum: 2005-07-01

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaton or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

First Payment Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
2004-09	114,722.02	0.04	1	0.08	114,722.02	7.375	360.00	348.00	12.00	80.00	80.00	667.0	0.0	0.0	100.0	0.0
2004-10	435,286.09	0.14	1	0.08	435,286.09	6.250	360.00	349.00	11.00	80.00	80.00	643.0	0.0	100.0	100.0	0.0
2005-01	292,218.16	0.10	2	0.16	146,109.08	6.508	360.00	352.00	8.00	64.62	64.62	762.1	100.0	100.0	100.0	0.0
2005-02	380,224.79	0.13	2	0.16	190,112.40	6.509	360.00	353.00	7.00	94.82	94.82	671.6	100.0	100.0	100.0	0.0
2005-03	721,600.19	0.24	4	0.31	180,400.05	6.206	360.00	354.00	6.00	80.91	82.58	715.0	42.5	31.4	100.0	0.0
2005-04	2,573,149.92	0.86	10	0.78	257,314.99	6.547	360.00	355.00	5.00	83.53	88.70	717.8	8.1	78.7	100.0	27.3
2005-05	9,074,632.07	3.02	44	3.44	206,241.64	6.827	360.00	356.00	4.00	75.82	82.77	701.2	29.8	73.9	100.0	17.1
2005-06	59,672,083.76	19.87	303	23.71	196,937.57	6.641	359.34	356.34	3.00	76.50	80.49	716.5	29.9	69.8	100.0	23.4
2005-07	109,216,099.28	36.36	487	38.11	224,263.04	6.646	359.36	357.36	2.00	75.93	80.34	713.2	13.6	69.9	100.0	27.8
2005-08	116,975,877.19	38.95	421	32.94	277,852.44	6.417	358.94	357.94	1.00	74.86	80.95	717.3	12.3	78.0	100.0	33.4
2005-09	878,400.00	0.29	3	0.23	292,800.00	6.209	360.00	360.00	0.00	80.00	85.92	683.2	0.0	59.2	100.0	59.2
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 2004-09-01
Maximum: 2005-09-01

Maturity Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
2025-05	325,795.98	0.11	1	0.08	325,795.98	5.750	240.00	237.00	3.00	65.60	65.60	723.0	0.0	100.0	100.0	0.0
2025-06	585,188.05	0.19	3	0.23	195,062.68	6.349	240.00	238.00	2.00	67.36	71.95	699.3	19.8	100.0	100.0	0.0
2025-07	1,033,040.24	0.34	4	0.31	258,260.06	6.253	240.00	239.00	1.00	75.96	80.95	670.3	37.2	100.0	100.0	75.8
2034-08	114,722.02	0.04	1	0.08	114,722.02	7.375	360.00	348.00	12.00	80.00	80.00	667.0	0.0	0.0	100.0	0.0
2034-09	435,286.09	0.14	1	0.08	435,286.09	6.250	360.00	349.00	11.00	80.00	80.00	643.0	0.0	100.0	100.0	0.0
2034-12	292,218.16	0.10	2	0.16	146,109.08	6.508	360.00	352.00	8.00	64.62	64.62	762.1	100.0	100.0	100.0	0.0
2035-01	380,224.79	0.13	2	0.16	190,112.40	6.509	360.00	353.00	7.00	94.82	94.82	671.6	100.0	100.0	100.0	0.0
2035-02	721,600.19	0.24	4	0.31	180,400.05	6.206	360.00	354.00	6.00	80.91	82.58	715.0	42.5	31.4	100.0	0.0
2035-03	2,573,149.92	0.86	10	0.78	257,314.99	6.547	360.00	355.00	5.00	83.53	88.70	717.8	8.1	78.7	100.0	27.3
2035-04	9,074,632.07	3.02	44	3.44	206,241.64	6.827	360.00	356.00	4.00	75.82	82.77	701.2	29.8	73.9	100.0	17.1
2035-05	59,346,287.78	19.76	302	23.63	196,510.89	6.646	360.00	357.00	3.00	76.56	80.57	716.5	30.1	69.6	100.0	23.5
2035-06	108,630,911.23	36.17	484	37.87	224,444.03	6.647	360.00	358.00	2.00	75.98	80.39	713.3	13.6	69.7	100.0	27.9
2035-07	115,942,836.95	38.60	417	32.63	278,040.38	6.418	360.00	359.00	1.00	74.85	80.95	717.7	12.1	77.8	100.0	33.0
2035-08	878,400.00	0.29	3	0.23	292,800.00	6.209	360.00	360.00	0.00	80.00	85.92	683.2	0.0	59.2	100.0	59.2
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 2025-05-01
Maximum: 2035-08-01

Payment Day	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
1	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7
Total:	300,334,293.47	100.00	1,278	100.00	235,003.36	6.557	359.22	357.30	1.93	75.73	80.78	714.9	17.0	73.2	100.0	28.7

Minimum: 1
Maximum: 1
Weighted Average: 1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.